Exhibit 3.1.7

CERTIFICATE OF DESIGNATION
of the
PREFERENCES, RIGHTS, LIMITATIONS, QUALIFICATIONS AND RESTRICTIONS
of the
SERIES C PREFERRED STOCK
of
HANGOVER JOE’S HOLDING CORPORATION

HANGOVER JOE’S HOLDING CORPORATION (the “Corporation”), a corporation organized and existing under the Colorado Business Corporation Act (the “CBCA”), hereby certifies that, pursuant to the authority conferred upon the Board of Directors of the Corporation (the “Board”) by its Articles of Incorporation and pursuant to the provisions of the CBCA, on April __, 2013, the Board duly adopted the following resolution providing for the authorization of 5,000,000 shares of the Corporation's Series C Preferred Stock (the “Series C Preferred Stock”):

RESOLVED, that pursuant to the authority vested in the Board by the Corporation’s Articles of Incorporation, the Board hereby establishes from the Corporation’s authorized class of preferred stock a new series to be known as “Series C Preferred Stock,” consisting of 5,000,000 shares, and hereby determines the designation, preferences, rights, qualifications, limitations and privileges of the Series C Preferred Stock of the Corporation to be as follows:

1.  Designation and Amount; Designated Holder.  Of the 10,000,000 shares of the Company’s authorized Preferred Stock, $0.10 par value per share, 5,000,000 are designated as “Series C Preferred Stock,” with the rights and preferences set forth below. The owner of the Series C Preferred Stock is collectively referred to as the “Holder”, in whose name the initial certificates representing the Series C Preferred Stock shall be issued.

2.  Rank.  The Series C Preferred Stock shall be pari passu to the Common Stock on an as-converted basis.

3.  Voting Rights.The Holder of outstanding shares of Series C Preferred Stock shall be entitled to notice of any shareholders’ meeting and to vote as a single class with the Common Stock upon any matter submitted for approval by the holders of common stock.  Each share of Series C Preferred Stock shall have three votes per share.

4.  Dividends.  The Holder of the Series C Preferred Stock will be entitled to participate with the holders of common stock in any dividends or distributions on an as-converted basis.

5.  Liquidation Rights/Cancellation/ Redemption.  Upon any liquidation, dissolution or winding up of the Corporation, the Holder of outstanding shares of Series C Preferred Stock will be entitled to be paid on an as-converted basis.

6.  Mandatory Conversion.  Each share of Series C Preferred Stock shall automatically be converted into three shares of the Corporation’s authorized but unissued Common Stock (the “Conversion Shares”) immediately upon the filing of an amendment with the Colorado Secretary of State to increase the authorized capital of the Company to at least 200,000,000 shares of common stock

7.  Severability.  If any right, preference or limitation of the Series C Preferred Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule, law or public policy, all other rights, preferences and limitations set forth herein that can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall nevertheless remain in full force and effect, and no right, preference or limitation herein shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

8.  Amendment and Waiver.  This Certificate of Designation shall not be amended, either directly or indirectly or through merger or consolidation with another entity, in any manner that would alter or change the powers, preferences or special rights of the Series C Preferred Stock so as to affect them materially and adversely without the consent of the Holder.  Subject to the preceding sentence, any amendment, modification or waiver of any of the terms or provisions of the Series C Preferred Stock shall be binding upon the Holder.

9.  Replacement.  Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered Holder shall be satisfactory) of the ownership and the loss, theft, destruction, or mutilation of any certificate evidencing shares of Series C Preferred Stock, and in the case of any such loss, theft or destruction upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the Holder is a financial institution or other institutional investor its own agreement shall be satisfactory) or in the case of any such mutilation upon surrender of such certificate, the Corporation, at its expense, shall execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such Series represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

10.  Notices.  Any notice required by the provisions of this Certificate of Designation shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed facsimile if sent during normal business hours of the recipient; if not, then on the next business day; (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt; or (v) when sent by electronic mail  (with confirmation of transmission) if sent during normal business hours of the recipient; if not, then on the next business day.  All notices to the Corporation shall be addressed to the Corporation’s President at the Corporation’s principal place of business on file with the Secretary of State of the State of Colorado.  All notices to stockholders shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

* * * * *

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be executed by Michael Jaynes, President of the Corporation, this ___ day of April, 2013.

By:	/s/ Michael Jaynes
Name:	Michael Jaynes
Title:	President

[Signature Page to Series C Certificate of Designation]